FILED BY GETTY IMAGES HOLDINGS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SHUTTERSTOCK, INC.

COMMISSION FILE NO. 001-35669

The following is excerpted from an internal all hands Q&A.

January All Hands Transcript

[Craig Peters]

One from Sean, do I anticipate any changes to our office footprint, new offices in existing cities or new offices in new cities? I suspect over time, Sean. There might be some changes because we're obviously going to try to be where people want to be in the office. We're going to try to bring them in into a common space. And so therefore, I think in certain areas, I'll choose examples would be something like Paris, where we both have shared, we both have locations and we have a shared space and they have a shared space. We probably have to expand that out. But we'll go through the proper analysis. Zelda and her team in order to try to do things that mitigate commute impacts and stuff like that. But I wouldn't expect anything out of the gate.

[Craig Peters]

Lawrence, when will we hear more details about the merger? I would ask you to be more specific, if there are specific things that you want to understand and know. We'll do our best to answer them. There's a long agreement that goes along with this. It'll be public and you're welcome to read it. Kjelti and I read it probably a thousand times. It seemed like over the past few days in terms of all the detailed terms. But we're happy to answer any specific questions but you know, running through just generally a hundred and seventy, I think it was, what was the final page count, Kjelti? 178. Yeah.

[Kjelti Kellough (she/her)]

Oh, with schedules, it's somewhere in the hundreds. Yeah, something like that. I mean, I think if your question is respecting like what will happen following the merger, I think both in yesterday's all hands and a few comments in this all hands is that that's a ways out. We have shareholder approvals to go through. We have regulatory approvals to go through. And until that time, we should continue to operate as we have been operating. So as very separate businesses and carrying on doing what we always are doing. As we get closer to that closing date we'll definitely come back and talk a little bit more about what that looks like. And then there'll be very clearly a transition plan following the closing date that deals with a lot of the questions that I suspect lots of people have about what this looks like as an organization that is a merged entity. But really, that is some time out. And so for now, as Craig has mentioned, we need to focus on what we all do the very best, which is getting images and keep moving on that basis.

[Craig Peters]

So is there any impact on iStock at all with the merger? No. I've said it yesterday, I'll say it again here today. There's no impact on our plans with respect to Getty Images, iStock, or Unsplash. Period.

[Craig Peters]

Anonymous attendee, is it a true merger or more friendly acquisition of Shutterstock? As I explained yesterday, a merger is when you use stock largely as the consideration. So this is technically a merger, but again the split on that ownership are 50, basically 55, 45 in our favor and in our favor. And we'll control from that point. But ultimately, I don't want this to be viewed as anything more than two businesses coming together and making the right decisions around that. Will the merger be only for USA entities or for all countries? It's globally unless we see something within the regulatory process that would change that, but it is a global deal across all of our brands.

[Craig Peters]

I think one reason why everyone wanted to join yesterday already is the news with the Shutterstock merger. Can you share the strategic rationale behind this and how it will benefit us? I think I already did multiple times yesterday and it's in our internal comms. We want to reduce our debt. That gives us a lot of debt reduction in terms of doing this transaction. And ultimately, we want the further financial stability that that brings. And the ability to invest in opportunities as we see. Those are the primary strategic benefits behind it. There will be other product-based benefits over time where they do bring complementary asset types to the table. But those are the reasons. And please refer back to the communications that were put out yesterday, the communications that were reaffirmed today in our newsletter and that sit out on Mixer. Ann and team can repost that in the chat.

[Craig Peters]

Can you clarify yesterday's answer on how much of the synergy savings is from personnel? The answer included two-thirds and 15%. That is correct. So about two-thirds of the synergies are personnel related over about three years. And that equates to about a 15% reduction in staff over three years across what is around It's around 3,500 in total employees globally.

[Craig Peters]

Do we anticipate we'll be re-contracting Shutterstock contributor partners directly to Getty Images as we did with Corvus back in 2015? I probably answered this yesterday. Again, I think we'll see if we go through the re-contracting process or not once we get into the data and understand the overlap, but we will be going to a unified submission.

[Craig Peters]

Do you have a month you hope to submit the merger for regulatory approval? Kjelti, you want to handle that?

[Kjelti Kellough (she/her)]

Getting to my mute. Yes. So the regulatory approval is multifaceted. It's not just in one jurisdiction. We'll be filing in a number of jurisdictions. Main jurisdiction obviously will be in the US and we have under the merger agreement 15 days to file our initial filing, 15 business days. So that takes us close to the end of January to file our initial filing in the US. We're looking at a number of other jurisdictions. The UK has an interesting structure there where it's not necessarily a mandatory filing, but will likely file in the UK and a number of other countries where we've hit collectively different revenue targets that those countries require. Some of them are kind of interesting and confusing, like Kuwait. But it depends on a local revenue target. So those will all kick off here within the next couple of weeks. And then from there, we'll see what the processes look like after that. In certain jurisdictions, it kicks off sort of a meaningful back and forth. In other jurisdictions like the US, there's opportunities then for what they would call a second request, which is a deeper dive. And we won't know whether they will make that until some, I believe it's 30 days after our initial filing. So those will go out probably in the next couple of weeks and will take place over the following six, nine, 12 months would be my expectation.

[Craig Peters]

How does merger effect headcount going into ‘26? We'll be taking on staff from Shutterstock or will it be similar to the acquisition of Corbis? We didn't acquire Corbis. VCG acquired Corbis and we partnered with VCG on that. There will be, I gave the numbers on what our anticipated staff reductions are. That's about 15% of around over 3,500 staff. That will take place over about three years. And so, you know, yes, there will be, once we close, we'll start on some of those processes, but it will take time for some of that. That's the best expectation I can set for this group. And as I've told you all yesterday, the best thing I can say is focus in on living our principles every day and being highly accountable for your job. And what you're delivering. You know, the goals that you set. And I think everyone won't have to worry a bit about their role, because ultimately we need, we need the staff that we have in this business in order to deliver what we need to do, both pre-merger and post-merger. So really focus in on that. I've been trying to be as transparent as I can right now, but I can't give you any more specificity because I don't have any more specificity, because we have to operate as separate businesses between here and close. And again, I don't know when that close is going to happen. So it might happen this year, it might happen next year. So I can't really answer it from a timing perspective, but we're committed to being transparent.

The following are written Q&A circulated internally to Getty Images staff following an all internal all hands call.

Outstanding Questions:

In your opinion, what is biggest thing the press is getting wrong about the merger?

Craig Peters: Two items. That this merger is a reaction to AI. I do not see it that way. They are also looking at the market for content as way too narrowly defined.

Will name of the companies also get changed at global level? For eg, will the name of our UK or Norway or ROW entity change to something else after the merger?

Craig Peters: Company name will be Getty Images globally.

Very curious, for this merger, who took the first step? Getty or Shutterstock?

Craig Peters: The conversation started via advisors of the companies. More detail will be provided in the company proxy when released.

Besides increased efficiency and increased ability to pay debt, are there opportunities you're thinking about that are overall additive? What are the opportunities to make the merger greater than the sum of its parts?

Craig Peters: We talked about the ability to broaden our asset types available to our customers. With that said, there will be others as we increase our understanding and listen to customers.

Have STTK been through a similar comms process with their staff - how has the news been received?

Craig Peters: Yes. From what I hear, well.

As we continue to operate as two separate companies for the time being, can anyone share what our messaging should be to our clients / potential clients who might be in the middle of choosing what solution might fit best for them? I feel like it could be a bit confusing.

Craig Peters: They should make the decision that best suits them. Our offerings are very different.

Internal Comms: The January 7th All Hands sessions were not recorded. For more information, please review the latest Craig’s List post, press release and prepared FAQs.

With regards to the 15% reduction in staff over 3 years once the merger closes, how will this be handled? Will it be left to the various orgs / departments leadership to evaluate and make decisions?

Craig Peters: We will develop detailed plans as a team and communicate those plans.

I’m sure everyone is concerned when they hear 15% reduction in staff due to the merger as it pertains to their own jobs. I also understand the (potential) merger is likely a year away. At what point in time will we know who will be laid off due to the merger and when we can consider our jobs “safe” from the effects of the merger?

Craig Peters: As discussed, these will happen over 3 years following close. We are committed to being transparent, but if you are working aligned to our Principles and performing in your role, I see much more employee opportunity in this merger, than I see any reason for concern.

Was there any last minute major issues, brought up by either Getty Images or Shutterstock during the negotiation, that were deal breakers that you were able to resolve quickly?

Craig Peters: There are always last minute issues, but mostly on the legal front as this is a complex transaction given the geographic scale of our orgs.

Additional Information about the Acquisition and Where to Find It

In connection with the proposed transaction, Getty Images intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include an information statement of Getty Images and a proxy statement of Shutterstock and that also will constitute a prospectus with respect to shares of Getty Images’ common stock to be issued in the transaction (the “joint proxy and information statement/prospectus”). Each of Getty Images and Shutterstock may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This press release is not a substitute for the joint proxy and information statement/prospectus or any other document that Getty Images or Shutterstock may file with or furnish to the SEC. The joint proxy and information statement/prospectus (if and when available) will be mailed to stockholders of Getty Images and Shutterstock. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY AND INFORMATION STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH OR FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the joint proxy and information statement/prospectus (if and when available) and other documents containing important information about Getty Images, Shutterstock and the proposed transaction, once such documents are filed with or furnished to the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with or furnished to the SEC by Getty Images will be available free of charge on Getty Images’ website at investors.gettyimages.com or by contacting Getty Images’ Investor Relations department by email at investorrelations@gettyimages.com. Copies of the documents filed with or furnished to the SEC by Shutterstock will be available free of charge on Shutterstock’s website at investor.shutterstock.com or by contacting Shutterstock’s Investor Relations department by email at IR@Shutterstock.com.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. Getty Images, Shutterstock and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Getty Images, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Getty Images’ proxy statement for its 2024 annual meeting of stockholders, which was filed with or furnished to the SEC on April 24, 2024. Information about the directors and executive officers of Shutterstock, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shutterstock’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy and information statement/prospectus and other relevant materials to be filed with or furnished to the SEC regarding the proposed transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The statements in this communication, and any related oral statements, include forward-looking statements concerning Getty Images, Shutterstock, the proposed transaction described herein and other matters. All statements, other than historical facts, are forward-looking statements. Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, financings or otherwise, based on current beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. Forward-looking statements speak only as of the date they are made or as of the dates indicated in the statements and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur or the timing thereof. Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “could,” “might,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” “anticipates,” “designed,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary. The forward-looking statements in this communication relate to, among other things, obtaining applicable regulatory and stockholder approvals on a timely basis or otherwise, satisfying other closing conditions to the proposed transaction, on a timely basis or otherwise, the expected tax treatment of the transaction, the expected timing of the transaction, and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom. Important factors that could cause actual results to differ materially from such forward-looking statements include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; interloper risk; failure to satisfy other closing conditions to the transaction or to complete the transaction on anticipated terms and timing (or at all); negative effects of the announcement of the transaction on the ability of Shutterstock or Getty Images to retain and hire key personnel and maintain relationships with customers, suppliers and others who Shutterstock or Getty Images does business, or on Shutterstock or Getty Images’ operating results and business generally; risks that the businesses will not be integrated successfully or that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth, as expected (or at all), or that such benefits may take longer to realize or may be more costly to achieve than expected; the risk that disruptions from the transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions; potential litigation associated with the transaction; the potential impact of the announcement or consummation of the transaction on Getty Images’, Shutterstock’s or the combined company’s relationships with suppliers, customers, employers and regulators; demand for the combined company’s products; potential changes in the Getty Images stock price that could negatively impact the value of the consideration offered to the Shutterstock stockholders; the occurrence of any event that could give rise to the termination of the proposed transaction; and Getty Images’ ability to complete any refinancing of its debt or new debt financing on a timely basis, on favorable terms or at all. A more fulsome discussion of the risks related to the proposed transaction will be included in the joint proxy and information statement/prospectus. For a discussion of factors that could cause actual results to differ materially from those contemplated by forward-looking statements, see the section captioned “Risk Factors” in each of Getty Images’ and Shutterstock’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, subsequent Quarterly Reports on Form 10-Q and other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward looking statements. While the list of factors presented here is, and the list of factors presented in the joint proxy and information statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Neither Getty Images nor Shutterstock assumes, and each hereby disclaims, any obligation to update forward-looking statements, except as may be required by law.